Filed by Strive Enterprises, Inc.

(Commission File No.: 000-000000)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following presentation will be delivered by Matt Cole, the Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), to attendees of the Bitcoin Conference on May 27, 2025, regarding Strive’s proposed business combination with Asset Entities Inc. (“ASST”):

May 2025

2 Cautionary Statement Regarding Forward - Looking Statements Certain statements herein and the documents incorporated herein by reference may constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “ Securities Act ”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), and Rule 3b - 6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward - looking statements include, but are not limited to, statements regarding the outlook and exp ectations of Strive Asset Management “Strive” and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transact ion on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn - back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contempl ate ,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “ou tlo ok,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statem ent s concerning opinions or judgment of Strive, ASST or their respective management about future events. Forward - looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors th at are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward - looking statements. Such risks, uncertaintie s and assumptions, include, among others, the following:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement ;  the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all ;  the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company ;  the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive Asset Management or ASST operate ;  the possibility that the integration of the two companies may be more difficult, time - consuming or costly than expected ;  the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events ;  the diversion of management’s attention from ongoing business operations and opportunities ;  potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction ;  changes in ASST’s share price before closing ;  other factors that may affect future results of Strive, ASST or the combined company . These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward - looking statements . Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results . Although each of Strive and ASST believes that its expectations with respect to forward - looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward - looking statements . Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10 - K for the fiscal year ended December 31 , 2024 , quarterly reports on Form 10 - Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “ SEC ”) . The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations . Investors are cautioned not to rely too heavily on any such forward - looking statements . Forward - looking statements speak only as of the date they are made and Strive Asset Management and ASST undertake no obligation to update or clarify these forward - looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law . Participants in the Solicitation Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction . Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC . Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 24 , 2024 . No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . The information contained herein, including the description of the combination of Strive with ASST, and the intended tax treatment of the combination and any Bitcoin investments, is for general information only and is not tax advice . Each prospective investor should consult its own tax advisor regarding the particular U . S . federal, state and local and non - U . S . tax consequences of an investment under applicable law .

3 STRIVE ASSET MANAGEMENT IS ALREADY EXECUTING AHEAD OF SCHEDULE FROM MERGER ANNOUNCEMENT WITH ASSET ENTITIES (NASDAQ: ASST) ON MAY 7, 2025 TRANSACTION DETAILS • STRIVE ASSET MANAGEMENT AND ASSET ENTITIES (NASDAQ: ASST) ANNOUNCED $750M PRIVATE INVESTMENT TO FUND FIRST WAVE OF BITCOIN ACCUMULATION • PIPE investment and warrants are priced at $1.35 per share, a 121% premium to the closing price of ASST immediately prior to merger announcement. • Transaction would raise up to $1.5 billion in total proceeds upon exercise of warrants, which would make Strive Asset Management one of the largest Bitcoin treasury companies. • Strive isn’t a typical “Bitcoin treasury company” – we are an alpha - generating asset manager that uses Bitcoin as our store of value and our hurdle rate for capital allocation. • This creates terminal value for our company, above and beyond “multiple of NAV.” • Strive elected not to raise any debt financing in this transaction, to preserve maximal leverage capacity in the future to optimize returns for common equity. • The combined company will continue to have no outstanding debt for borrowed money after this financing, which represents a competitive advantage to preserve financial flexibility for our alpha strategies.

STRIVE STANDS ALONE IN SEEKING BITCOIN ALPHA GENERATION 4 BETA - GENERATING BITCOIN TREASURY STRATEGIES INCLUDE: STRIVE IS LEVERAGING PROPRIETARY IN - HOUSE EXPERTISE TO EXECUTE ON ALPHA STRATEGIES: STRIVE IS POISED TO BECOME THE 1 ST MULTI - STRATEGY ALPHA - GENERATING BITCOIN TREASURY COMPANY Framework for valuation: INCUMBENT BITCOIN TREASURY COMPANIES PROVIDE BITCOIN EXPOSURE THROUGH BETA – WITH OR WITHOUT LEVERAGE Convertible Notes / Bonds At - the - Market (ATM) Equity Offerings Preferred Stock or Structured Equity Unlocking discounted cash through acquisitions of biotech companies trading below net cash Acquiring distressed Bitcoin litigation claims Purchasing bottom tranches of structured Bitcoin credit vehicles at discounted prices KNOWN BITCOIN BETA STRATEGIES ( mNAV ) Value of Alpha Generation  Framework for valuation: Multiple to Bitcoin NAV ( mNAV ) VALUE OF ALPHA GENERATION + VALUATION FRAMEWORK FOR ALPHA - GENERATING BITCOIN TREASURY COMPANY

HOW SHOULD INVESTORS IN A BITCOIN TREASURY COMPANY VALUE ALPHA GENERATION? 5 Annual Alpha 5% 4% 3% 2% 1% 0% Bitcoin ARR% 2.1x 1.8x 1.6x 1.3x 1.2x 1.0x 0% 3.4x 2.8x 2.2x 1.7x 1.3x 1.0x 10% 6.5x 5.0x 3.8x 2.7x 1.8x 1.0x 20% 13.7x 10.4x 7.5x 5.0x 2.8x 1.0x 30% 30.1x 22.5x 15.8x 10.1x 5.2x 1.0x 40% 66.0x 49.1x 34.3x 21.5x 10.5x 1.0x 50% 15 - Year Dollar Return Multiple on Bitcoin Acquired Through Alpha Strategies Unlike traditional beta strategies (e.g. ATM issuances to buy Bitcoin), alpha strategies are independent of mNAV .

OUR PLAN TO ACQUIRE CASH FOR A DISCOUNT IN THE BIOTECH INDUSTRY

Illustrative Biotech Scenario

BioCorp

- Following a negative clinical readout, BioCorp is currently valued by the market at a negative enterprise value.
- BioCorp's market cap has collapsed to **$130M.**
- Management and the board face limited options to turn the company around.

BioCorp Sample Balance Sheet	
Cash	$200M
Liabilities	$30M
Net Cash	**$170M**

Alpha: Unlocking cash at a discount to buy Bitcoin

The Strive Strategy

1. EXCHANGE SHARES FOR STRIVE EQUITY

Unlike a hedge fund, we can merge the biotech company into Strive and offer shareholders liquid equity.

2. MAXIMIZE IP VALUE

(a) STRIKE DEALS TO OFFLOAD LEGACY IP

In most cases, the biotech company's legacy shareholders would keep their biotech IP as a Contingent Value Right (CVR), allowing us to more easily do deals that let us acquire their company at an attractive discount to their net cash position.

(b) KEEP IP WITH FUTURE OPTION VALUE

In rare instances where we have a differentially positive view of the biotech IP, we can offer a smaller discount to their net cash to retain the IP and look to spin out that IP in a future, more favorable biotech landscape - granting Strive a call option on the upside.

Strive is uniquely positioned to pursue this strategy:

Deep biotech network & proven M&A playbook: Our founding team and management has deep ties and a knowledge base in the biotech industry, creating a proprietary opportunity for Strive.

Preliminary discussions with potential initial target already underway.

STRIVE
ASSET MANAGEMENT
6

THE BIOTECH ‘TRAPPED CASH’ LANDSCAPE: $30BN+ OPPORTUNITY 7 1 – Jefferies Research , Factset 2 - S&P Capital IQ. Predominantly includes Biopharma and Pharmaceuticals (~90%). Also includes Healthcare Technology, Medical E qui pment and Life Sciences Tools and Servicing. 3 – Alis Biosciences Launches Fund To Free Over USD$30 Billion Of Capital Trapped In Listed Development - Stage Life Sciences And Biot ech Companies 2% 7% 2% 0% 7% 15% 12% 15% 23% 0% 5% 10% 15% 20% 25% 2017 2018 2019 2020 2021 2022 2023 2024 2025 % of SMID - cap Biotech Companies Trading at a Negative EV 1 % Trading Below Cash 23% Biotech companies trading at a negative Enterprise Value (i.e. less than net cash) 1 246 Healthcare companies with a negative EV 2 ~$32B Aggregate value of Healthcare companies with a negative EV 2 There are more biotech companies trading at negative enterprise value now than at any other known period in history. “Currently, there are nearly 300 listed , development stage life sciences and biotech companies worldwide that have experienced clinical, regulatory or commercial setbacks. These have trapped capital worth over USD$30 billion on their balance sheets, with market caps ranging from USD$5 million to USD$100 million and cash reserves ranging from USD$10 million to USD$400 million.” 3

STRATEGIC OPPORTUNITY: DISTRESSED BITCOIN LITIGATION CLAIMS

Strive can generate value by purchasing Bitcoin claims with definitive legal judgments but pending distribution—exemplified by Mt. Gox. These claims trade at a discount to the current Bitcoin market price, producing potential alpha for a long-term Bitcoin holder like Strive if purchased. We have partnered with 117 Partners, a firm with deep expertise in bankruptcy claims and special-situation financings across Bitcoin restructurings.

117 PARTNERS EXPERTISE


DIPs and
Distressed
Lending
Bankruptcy
Claims
Estate Property

Strive Eyes $7.9B Distressed Mt. Gox Bitcoin Claims to Accumulate Discounted BTC

CoinDesk

The goal is to gain exposure to bitcoin at a discount, with the aim of beating BTC's price performance in the long run.

BY FRANCISCO RODRIGUES | EDITED BY SHELDON REBACK

Updated May 21, 2025, 2:17 p.m. Published May 21, 2025, 5:28 a.m.

Market Price for Definitive Legal Claims on Bitcoin with ~2 Year Duration Risk: 20%-30% Discount

STRIVE
ASSET MANAGEMENT
8

EQUITY TRANCHES OF STRUCTURED BITCOIN CAN OFFER ATTRACTIVE RETURNS If Bitcoin remains, next bond is paid Remaining Bitcoin goes to equity At maturity, Bitcoin is used to repay debt and equity Funds are raised to buy Bitcoin Bitcoin is held as collateral EQUITY JUNIOR DEBT SENIOR DEBT Senior debt is paid first CEO Matt Cole’s experience running an actively managed institutional structured products portfolio creates a strategic advantage for Strive Asset Management in evaluating structured Bitcoin opportunities. Strive is in discussions with potential structured Bitcoin originators to purchase bottom tranches of structured Bitcoin at what we expect will be attractive prices to generate long - term alpha over Bitcoin. 9 Hypothetical Yield (%) Amount ($ million) Allocation (%) Tranche 12% $65M 65% Senior 25% $20M 20% Mezzanine 115% $15M 15% Equity 30% $100M 100% Total Assumptions: Bitcoin Assumed CAGR: 30% Bitcoin Pool Size: $100 million Illustrative Example Risk Averse Investors Pensions, Insurance, etc. Alpha - Seeking Investors: Strive, Hedge Funds, etc.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”). The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com. The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.